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                           December 6, 2022

       Michael Kandris
       President and Chief Executive Officer
       Alto Ingredients, Inc.
       1300 South Second Street
       Pekin, Illinois 61554

                                                        Re: Alto Ingredients,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 29,
2022
                                                            File No. 333-268583

       Dear Michael Kandris:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Larry Cerutti, Esq.